Exhibit 12.1

Endurance International Group Holdings, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except statistics)

	Year ended December 31,					Nine months ended September 30, 2016
	2011	2012	2013	2014	2015
COMPUTATION OF FIXED CHARGES
Interest expense	$51,152	$126,165	$98,449	$57,414	$58,828	$112,573
Portion of rental expense which represents interest factor	514	900	2,958	3,253	2,731	5,081

Total fixed charges	$51,666	$127,065	$101,407	$60,667	$61,559	$117,654

COMPUTATION OF EARNINGS:
Pre-tax income (loss)	$(80,885)	$(216,478)	$(161,375)	$(44,605)	$212	$(169,170)
Distributed income of equity investees	—	—	—	167	—	50
Fixed charges	51,666	127,065	101,407	60,667	61,559	117,654

Total earnings	$(29,219)	$(89,413)	$(59,968)	$16,229	$61,771	$(51,466)

RATIO OF EARNINGS TO FIXED CHARGES	—	—	—	—	1.00x	—

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$(80,885)	$(216,478)	$(161,375)	$(44,438)	—	$(169,120)